27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830

August 10, 2018

Ms. Jenn Do
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K for the year ended December 31, 2017
Filed February 23, 2018
File No. 1-9447

Dear Ms. Do:

On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated August 2, 2018, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.

For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.

Form 10-K for the Year Ended December 31, 2017

Note 15. Segment and Geographical Area Information, page 88

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We note that you provide segment operating income (loss); however, you only report one operating segment. The objective of requiring disclosures about segments of a public entity is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates. The footnote does not disclose different types of business activities in which the Company engages, but rather includes a measure for the same set of operations that is presented in the consolidated financial statements. Please explain to us how the presentation of a segment measure for an entity with one single operating segment complies with the objective of ASC 280-10-10.

As a related matter, it appears that your presentation of segment operating income (loss) is a non-GAAP measure. In this regard, please tell us how you considered the prohibition against presenting a non-GAAP financial measure in the footnotes to the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K.

Response:
The Company believes its current Segment and Geographical Area Information footnote meets the objectives of ASC 280-10-10-1.
The first paragraph of the footnote describes the business activity of the Company, which is the production of semi-fabricated aluminum products across 12 production facilities primarily for use in products serving the aerospace, automotive and general engineering end markets. The Company’s performance depends on the growth and economic health of these key end markets for which a significant amount of economic data from independent sources is available to the public. The Company discloses its sales for each of these key end market applications to help users of its financial statements assess the prospects for future cash flows to the Company and make an informed judgment about its future overall performance.
Prior to 2014, in addition to the Company’s Fabricated Products segment, the Company had two business units, “Secondary Aluminum” and “Corporate and Other.” For purposes of segment reporting, Secondary Aluminum and Corporate and Other were not considered part of the Fabricated Products segment and were not themselves reportable segments. Therefore, information about those business units was combined and disclosed in an All Other category as required under ASC 280-10-50-15.
The Chief Operating Decision Maker (“CODM”) reviews the business as Fabricated Products and All Other. This has been the approach of the CODM as discussed with and reviewed by the SEC Staff in January 2013. (Please refer to File No. 0-52105, Company response letter dated January 31, 2013 and SEC Closure letter dated February 21, 2013.) We believe this approach meets the objectives of ASC 280-10-05-03 and 280-10-05-04, which require the management view approach to segment disclosures.
Because the Fabricated Products segment reporting disclosures were prepared consistent with the requirements of ASC 280, we respectfully submit to the Staff that we believe our segment reporting disclosures prepared in accordance with GAAP under ASC 280 are not non-GAAP financial measures and, therefore, not subject to the provisions of Regulation G or Item 10(e) of Regulation S-K. Furthermore, there have been no significant changes in the Company’s internal reporting, although the materiality and relevance of the All Other category has decreased due to the transactions described below.
The Company sold its Secondary Aluminum business unit in 2013. In 2015, due to a change in the contractual relationship between the Company and the Union VEBA (as defined in the Form 10-K), the Company discontinued its use of defined benefit accounting with respect to the Union VEBA (please refer to the Company’s Employee Benefits footnote 4).
Based on these changes, currently All Other represents primarily corporate general and administrative expenses. All Other also contains certain gains and losses from assets and liabilities related to the Salaried VEBA (as defined in the Form 10-K) and the Company’s legacy operations prior to emergence from bankruptcy in 2006. Accordingly, the Company believes that All Other has become immaterial. In light of these changes and the Staff’s comment, in future filings, the Company proposes to no longer separate All Other from the Fabricated Products segment in its external reporting and to prospectively report on a consolidated basis. The Company believes this will further address the Staff’s comment in regard to non-GAAP financial measures.
Accordingly, in future filings, the Company will revise the footnote to remove all references to segment operating income and the related reconciliation and include a “Business, Product and Geographic Information and Concentration of Risk” footnote disclosure substantially as follows:

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Business, Product and Geographic Information and Concentration of Risk
Our primary line of business is the production of semi-fabricated specialty aluminum products, such as aluminum plate and sheet and extruded and drawn products, primarily used in Aero/HS products, Automotive Extrusions, GE products and Other products. We operate 11 focused production facilities in the United States and one in Canada. Our chief operating decision maker reviews and evaluates our business as a single operating segment.
At December 31, 2018, approximately xx% of our employees were covered by collective bargaining agreements and approximately xx% of our employees were covered by collective bargaining agreements with expiration dates occurring within one year from December 31, 2018.
Net sales by end market applications and by timing of transfer were as follows (in millions of dollars):

	Year Ended December 31,
	2018	2017	2016
Net sales:
Aero/HS products	$ XX	$653.7	$675.4
Automotive Extrusions	XX	217.3	188.8
GE products	XX	476.2	420.1
Other products	XX	50.3	46.3
Total net sales	$ XX	$1,397.5	$1,330.6

Timing of revenue recognition – Note 8:
Products transferred at a point in time	$ XX	n/a	n/a
Products transferred over time	XX	n/a	n/a
Total net sales	$ XX	n/a	n/a
Geographic information for net sales based on country of origin, income taxes paid and long-lived assets were as follows (in millions of dollars):

	Year Ended December 31,
	2018		2017	2016
Net sales to unaffiliated customers:
Domestic	$	XX	$1,337.3	$1,278.6
Foreign[1]	XX		60.2	52.0
Total net sales	$	XX	$1,397.5	$1,330.6
Income taxes paid:
Domestic	$	XX	$1.2	$0.7
Foreign	XX		0.1	0.5
Total income taxes paid	$	XX	$1.3	$1.2

	December 31,
	2018		2017	2016
Long-lived assets:[2]
Domestic	$	XX	$541.2	$499.5
Foreign	XX		30.2	31.4
Total long-lived assets	$	XX	$571.4	$530.9
____________________

1.	Foreign net sales reflect sales shipped from our London, Ontario production facility.

2.	Long-lived assets represent Property, plant and equipment, net.

The aggregate foreign currency transaction gain (loss) included in determining net income (loss) were immaterial for 2018, 2017 and 2016.
For the years ended December 31, 2018, December 31, 2017 and December 31, 2016, one customer represented xx%, 27% and 26%, respectively, of Net sales. For the year ended December 31, 2018, a second customer represented xx% of Net sales. For the years ended December 31, 2017 and December 31, 2016, a second customer represented 12% and 10% of Net sales, respectively.
One individual customer accounted for xx% and another individual customer accounted for xx% of the trade receivables balance at December 31, 2018. One individual customer accounted for 22% and another individual customer accounted for 14% of the trade receivables balance at December 31, 2017.
Information for export sales and primary aluminum supply from our major suppliers were as follows:

	Year Ended December 31,
	2018	2017	2016
Percentage of Net sales:
Export sales	XX%	18%	19%

Percentage of total annual primary aluminum supply (lbs):
Supply from our top five major suppliers	XX%	85%	84%
Supply from our largest supplier	XX%	36%	32%
Supply from our second and third largest suppliers combined	XX%	33%	32%

In addition to the above footnote change, in future filings, the Company will make similar changes in the Business Overview and Management’s Discussion and Analysis sections to remove all references to segment operating income and All Other.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770 or by email at dan.rinkenberger@kaiseraluminum.com.

Very truly yours,

/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan, Kaiser Aluminum Corporation
Cherrie I. Tsai, Kaiser Aluminum Corporation
Troy B. Lewis, Jones Day

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